Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Director, Associate General Counsel, Asset Management Law (704) 988-6543 (tele) (704) 988-1615 (fax) jmccann@tiaa-cref.org

July 29, 2015

Deborah D. Skeens
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 84 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 84 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 83, which was filed with the Securities and Exchange Commission (“SEC”) on May 15, 2015 (the “initial filing”). A purpose of this filing is to make the new TIAA-CREF Social Choice International Equity Fund, the TIAA-CREF Social Choice Low Carbon Equity Fund and the TIAA-CREF Short-Term Bond Index Fund (collectively, the “New Funds”) effective.

Some of the changes made in the Amendment are in response to your comments on the prospectuses included in the initial filing, as relayed to me by telephone on June 23, 2015. We understand you had no comments to the Statement of Additional Information. Set forth below are responses to the staff’s comments on the initial filing.

1.    Please confirm that all of the exhibits and other supplemental information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

We can confirm that all such missing information will be provided in the Amendment.

2.    Please include the “Tandy” representations in your comment response letter filed on EDGAR.

On behalf of the Registrant, it is hereby acknowledged: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) the action of the SEC or its staff in acknowledging the effective date of the Amendment does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Amendment; and (iii) the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Deborah D. Skeens

July 29, 2015

3.    Please include/update ticker symbols for each New Fund covered by each prospectus.

We can confirm that ticker symbols have been added to each prospectus.

4.    The fee and expense table for each New Fund contains a line item for “Redemption or Exchange Fee” and the amount of the fee is 0% for all New Funds. Please indicate why the redemption fee line item for the Social Choice International Equity Fund also contains the phrase “(on shares held less than 60 days)” yet the fee tables for the other two New Funds do not contain such a reference. Please also confirm whether the Social Choice International Equity Fund will ultimately charge a redemption fee as the latter pages of the prospectus contain parenthetical references to a redemption fee.

The fee and expense tables contained within each prospectus for all funds within the TIAA-CREF Fund complex each contain a reference to redemption fees even when such fund charges no such fee. We can confirm that the Social Choice International Equity Fund will not charge a redemption fee. We can also confirm that the phrase “(on shares held less than 60 days)” has been removed from the fee table of this fund. We have also removed parenthetical references to a redemption fee from the latter portions of this fund’s prospectus.

5.    Please specify whether the Social Choice International Equity Fund may invest in non-dollar denominated foreign securities as a principal investment strategy. If so, please add “Foreign Currency Risk” in the principal investment risk section of this fund’s prospectus.

We have clarified in the principal investment strategies section of this fund’s prospectus that fund holdings may be denominated in U.S. dollars or in non-U.S. dollars. This fund’s prospectus currently contains a risk factor entitled “Foreign Investment Risk,” which discusses foreign currency risk in detail. As we believe this risk factor addresses foreign currency risk we did not include a separate risk factor.

6.    The Principal Investment Strategies section of the Social Choice International Equity Fund and the Social Choice Low Carbon Equity Fund prospectus each refer to “quantitative investment techniques.” Please briefly explain the meaning of that phrase in the prospectus for each fund.

We have added the following disclosure to each Social Choice fund prospectus: “[u]nder these quantitative investment techniques, the Fund uses a risk model to evaluate the universe of stocks in which the Fund may invest and to help construct a broadly diversified group of stocks.”

7.    The Principal Investment Strategies section of both the Social Choice International Equity Fund and Social Choice Low Carbon Equity Fund prospectus contain a paragraph discussing the Corporate Governance and Social Responsibility Committee of the Board of Trustees. Please consider removing this discussion from each prospectus or indicate why management believes it should be retained.

The prospectus for each Social Choice fund within the TIAA-CREF complex references the Corporate Governance and Social Responsibility Committee as we believe this information is helpful to investors when considering the ESG criteria applied by each fund.

Deborah D. Skeens

July 29, 2015

8.    Please indicate why the research vendor that provides ESG performance evaluation criteria to both Social Choice Funds is not considered an investment adviser subject to Section 15 of the Investment Company Act of 1940, as amended (the “Advisers Act”).

The research vendor providing ESG performance evaluation criteria to each Social Choice Fund does not engage in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities, or issue analyses or reports concerning securities. Instead, the research vendor presents data regarding issuers to the Funds’ investment adviser for the adviser’s use during its decision-making process, which data is derived from information that is publicly available, and is presented in a manner that is not highly selective and which does not suggest any particular investment decision with respect to an issuer. Accordingly, the research vendor is not an “investment adviser” as defined in Section 202(a)(11) of the Investment Advisers Act, and therefore is not an “investment adviser” of any investment company as defined in Section 2(a)(20) of the Investment Company Act.1 See, e.g., Datastream International Inc. (pub. avail. Mar. 15, 1993).

9.    Please clarify in the prospectus for each New Fund that fund shareholders will receive written notice of any changes to the 80% investment policies applicable to each New Fund.

We have clarified in each New Fund prospectus that fund shareholders will receive at least 60 days’ prior written notice of any changes to each New Fund’s 80% investment policy.

10.    The section of the Social Choice International Equity Index Fund prospectus entitled “Additional Information About the Fund’s benchmark index” contains references to both “MSCI” and “MSCI Barra” when referring to the fund’s index provider. Please consider using only one term to reference the index provider.

We have replaced the term “MSCI Barra” with the term “MSCI” in this fund’s prospectus.

11.    The section of each New Fund prospectus entitled “In-kind redemptions of shares” indicates that “[t]he investor receiving the securities will be responsible for disposing of the securities and bearing any associated costs.” Please also indicate in each prospectus that the investor will also be responsible for the market and other risks of holding securities.

We have clarified in each New Fund prospectus that investors will be responsible for bearing any associated costs, and related market and other risks of holding securities.

12.    The Principal Investment Strategies section of the Social Choice Low Carbon Equity Fund prospectus contains a paragraph indicating that “[t]he Fund favors companies that (1) demonstrate leadership in managing and mitigating their current carbon emissions and (2) have limited exposure to oil, gas, and coal (i.e., fossil fuel) reserves.” Please consider simplifying this disclosure or confirming that it, as written, complies with SEC staff guidance on plain English disclosure.

1               While the SEC staff has made clear that one can be an investment adviser for purposes of the Investment Advisers Act without being an investment adviser to a fund for purposes of the Investment Company Act, the reverse will not be true. See, e.g., Cornelius C. Rose Associates, Inc. (pub. avail. Jan. 6, 1978).

Deborah D. Skeens

July 29, 2015

We have simplified this disclosure by revising the second sentence of the paragraph referenced above to read as follows: “[t]he determination of leadership criteria takes into consideration company carbon emissions both in absolute terms (e.g., tons of carbon emitted directly into the atmosphere) and relative terms (e.g., tons of carbon emitted per unit of economic output such as sales).”

13.    The investment objective for the Short-Term Bond Index Fund indicates that the Fund seeks a favorable long-term total return that corresponds to the total return of the U.S. investment-grade bond market based on a short-term bond index. Please clarify in the investment objective section of this fund’s prospectus that the fund seeks to reflect the return of the U.S. investment grade short-term bond market rather than the total U.S. investment grade bond market.

We have revised the investment objective of this fund to read as follows: “[t]he Fund seeks a favorable long-term total return, mainly from current income, by primarily investing in a portfolio of fixed-income securities that is designed to produce a return that corresponds with the total return of the short-term U.S. investment-grade bond market.”

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If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann
John M. McCann

cc:	Rachael M. Zufall
Senior Director, Associate General Counsel, Investment Advisors, TIAA-CREF